UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras and Ecopetrol confirm Colombia’s largest gas discovery
—

Rio de Janeiro, December 5, 2024 – Petróleo Brasileiro S.A. – Petrobras, following up on communication of October 3, 2024, through its wholly-owned subsidiary Petrobras International Braspetro B.V. - Colombia Branch (PIB-COL), and Ecopetrol confirm the largest gas discovery in the history of Colombia with the drilling of the Sirius-2 well.

The drilling of Sirius-2 began on June 19, 2024. The well is located within the GUA-OFF-0 offshore block area, 77 kilometers from Santa Marta (the capital of the Magdalena department, in the northern part of the country), in 830 meters of water depth. With the evaluation of the Sirius-2 well results, gas volumes exceeding 6 trillion cubic feet (Tcf) in place (VGIP) were confirmed at the site. This finding could increase Colombia's current reserves by 200%.

The consortium formed by PIB-COL as the operator (44.44% stake), together with Ecopetrol (55.56% stake), will begin acquiring meta-oceanic data as part of the Production Development Project for the discovery. This data, along with environmental information about the seabed, bathymetry, geotechnical, and geophysical information, is essential for the installation of the pipeline to transport natural gas from the field to the onshore gas treatment unit, as well as for the installation of production systems on the seabed.

The consortium estimates an investment of US$ 1.2 billion for the exploratory phase and US$ 2.9 billion for the production development phase. The investments for PIB-COL’s share are included in Petrobras's Business Plan 2025-2029. The expectation is to start natural gas production within three years after obtaining all environmental licenses and upon confirmation of the commercial viability of the discovery, expected by 2027. The anticipated production, through four producer wells in an innovative "subsea to shore" design, is about 13 million cubic meters per day for 10 years.

With this discovery of significant natural gas volume potential, the necessary socio-environmental and licensing procedures will be initiated to transport the gas to consumption centers.

Petrobras reaffirms its commitment to its activities in Colombia, working with safety, respect for life, people, and the environment, recognizing the importance of dialogue with local communities and in compliance with the country's legal requirements.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer